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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                          FILE NUMBER: 333-58148

Resale Prospectus


                [LOGO OF PACIFIC AEROSPACE & ELECTRONICS, INC.]

                        4,036,978 Shares of Common Stock


These shares of common stock are being offered and sold from time to time by four investors holding warrants issued to purchase our common stock. The selling shareholders are offering a total of 4,036,978 shares of common stock that they may receive from time to time upon exercise of warrants that we issued to them in a private placement. We will not receive any of the proceeds from sale of these shares. See page 19 for the names of the selling shareholders.

The selling shareholders may offer the common stock to the public at fixed prices, prevailing market prices, formula prices relating to prevailing market prices, or negotiated prices.

Our common stock is traded on the Nasdaq National Market System under the symbol "PCTH." On March 28, 2001, the closing price of our common stock was $.25 per share.

Our executive offices are located at 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, and our telephone number is (509) 667-9600.

Potential investors should consider the risk factors starting on page 3 before purchasing the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                 April 6, 2001
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                               TABLE OF CONTENTS

Section                                                                 Page
                                                                        ----
Risk Factors.........................................................     3
Our Business.........................................................    14
Recent Developments..................................................    16
Information Incorporated by Reference................................    17
Available Information................................................    18
Selling Shareholders.................................................    19
Plan of Distribution.................................................    20
Experts..............................................................    23
Legal Matters........................................................    24

                             ______________________


Prospective investors may rely only on information contained in this prospectus or incorporated into it by reference. Neither Pacific Aerospace & Electronics, Inc. nor the selling shareholders have authorized any person to provide prospective investors with any information other than that contained in this prospectus.

                             ______________________

                                       2
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                                  RISK FACTORS
______________________________________________________________________________

An investment in shares of our common stock involves risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Some of these risk factors contain forward-looking statements. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section.

______________________________________________________________________________

We have reported net losses for recent periods, and we may continue to incur net losses, which could jeopardize our operations and decrease our stock value.

We reported a net loss of $12,869,000 for our fiscal year ended May 31, 1999, a net loss of $13,049,000 for our fiscal year ended May 31, 2000, and a net loss of $53,512,000, including impairment losses, for the nine months ended February 28, 2001. We believe that we will continue to incur net losses for the remainder of fiscal 2001 and that such losses may be substantial. For our quarter ended February 28, 2001, we recorded impairment losses related to our European Aerospace Group goodwill and impairment losses related to other intangibles and property. We also wrote off substantially all our deferred income tax assets at February 28, 2001. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Our ability to achieve a profitable level of operations in the future will depend on many factors, including our ability to reduce the level of our debt, to assimilate our recent and potential future acquisitions, to finance production and to realize acceptable gross profits on the products we sell. Future profitability will also depend on our ability to develop new products, the degree of market acceptance of our existing and new products, and the level of competition in the markets in which we operate. If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized, and our stock price could decrease.

Our inability to generate cash if and when needed could severely impact our ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors in their most recent report stated that Pacific Aerospace has suffered recurring losses from operations which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not sufficiently successful in generating cash from operating activities, we may need to sell additional common stock or other securities, or we may need to sell assets outside the ordinary course of business. If

                                       3
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we need to dispose of assets outside of the ordinary course of business to generate cash, we may not be able to realize the carrying values of those assets upon liquidation. If we are unable to generate the necessary cash, we could be unable to continue operations.

We need to raise additional cash or we will not be able to fund our operations or to make interest payments on our loans when they are due.

Our existing cash and credit facilities will not be sufficient to meet our obligations as they become due. Consequently, we will need to obtain additional cash. Our actual cash needs will depend primarily on the amount of cash generated from or used by operations and financing activities. We cannot predict accurately the amount or timing of our future cash needs. Our next semi-annual interest payment of approximately $3.6 million on our 11 1/4% senior subordinated notes is due on August 1, 2001. We did not make our February 1, 2001 interest payment on those notes until March 2, 2001, which was one day before expiration of the 30-day grace period to make that payment before an event of default would have occurred. We made the interest payment from the proceeds of an approximately $13.8 million senior secured loan that closed on March 1, 2001. The March 1, 2001 loan bears interest at 18% per annum, payable quarterly. The first interest payment was due on March 31, 2001, and we paid it on time. We have the option to defer and accrue a portion of the quarterly interest, up to 1 1/4% per quarter, for up to a year at the time of any interest payment. We do not currently have sufficient cash to make the August 1, 2001 interest payment on our 11 1/4% senior subordinated notes, and we will need to raise additional cash to make that payment. We also need to raise additional cash to make future interest payments on our 18% senior secured loan and to fund our operations. If we are unable to obtain sufficient cash when needed to fund our operations, to make these interest payments, and to pay our other obligations when due, we may be forced to seek protection from creditors under the bankruptcy laws.

We do not have revolving lines of credit that would help us fund our operations.

Our U.S. operating line of credit expired on September 5, 2000, and was extended through March 5, 2001. Due to our continued losses, our U.S. senior lender decided not to renew our revolving line of credit and we repaid that line of credit in full on March 2, 2001, out of the proceeds of our 18% senior secured loan. Our line of credit in the U.K. expired in November 2000. That line of credit was subsequently extended, and we repaid it in full on March 7, 2001. We do not plan to request renewal of that line. Our senior secured loan is a term loan rather than a revolving loan. As a result, if we make payments of principal before the loan's maturity, additional loan proceeds will not become available, and the loan will not provide an additional source of cash to fund our operations or to meet our obligations as they become due.

We have significant debt that adversely affects our financial condition.

At February 28, 2001, our total long-term debt was approximately $79.6 million, or approximately 83% of our total assets. At February 28, 2001, we had a total stockholders' deficit of $4.2 million. Unless we increase our cash flow from operations, our total stockholders' deficit, coupled with continued losses, indicates that we will have difficulty satisfying our debt obligations in the future. We incurred substantial debt and payment obligations to finance the
                                       4
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acquisition of our European Aerospace Group, which was formed when we acquired
Aeromet International PLC in 1998. This debt, which consists of our senior subordinated notes, currently constitutes $63.7 million of our long-term debt and bears interest at 11.25% per year. In addition, at February 28, 2001, our balance sheet includes approximately $3.3 million of deferred financing costs, which are being charged off to interest expense over the period that the related debt is expected to be outstanding. We recently announced our intention to sell our European Aerospace Group in order to reduce our outstanding 11 1/4% senior subordinated notes. We do not yet know whether we can sell Aeromet or, if it is sold, the amount of net proceeds that will be available to reduce our debt. In addition to our outstanding 11 1/4% senior subordinated notes, we have approximately $13.8 million in senior secured debt that bears interest at 18% per annum. Our debt could make us unable to obtain additional financing in the future. It could also divert a significant portion of our cash flow to principal and interest payments and away from operations and necessary capital expenditures. Our debt has significantly increased our interest expense and net loss, and we expect the interest expense to continue to increase our net loss for the foreseeable future. Our debt also puts us at a competitive disadvantage in relation to competitors with less debt and limits our flexibility to adjust to downturns in our business or market conditions.

If we are not able to pay our debt, our lenders could accelerate the principal owing on our debt, which we do not have the funds to pay.

If we do not generate sufficient cash flow to make our debt payments, we could be forced to reduce or delay capital expenditures or to dispose of material assets or operations, potentially at a substantial loss. If we were unable to pay our debt, we might need to restructure or refinance our debt at potentially higher rates of interest. Alternatively, we might need to seek additional equity capital, which would dilute the value of the shares held by our existing shareholders. We may not be able to do any of these things, or we may not be able to do them on satisfactory terms. If we failed to make our debt payments, the lenders would be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would not have funds available to us to pay off the debt. In addition, if we could not repay our secured debt, secured lenders could proceed against any collateral securing that debt. The collateral for our secured debt consists of substantially all of our assets, including receivables, inventories, real property, personal property, intangible assets, and the stock of all of our operating subsidiaries. If we are unable to pay our debt or other obligations, we may be forced to seek protection from creditors under the bankruptcy laws.

We must comply with a number of significant debt covenants that limit our flexibility.

The agreements that govern our debt, particularly the indenture that governs our 11 1/4% senior subordinated notes and the loan agreement that relates to our senior 18% secured notes, restrict a number of our activities. Unless we obtain consent from our lenders, we cannot dispose of or create liens on assets or create additional indebtedness. We are not permitted to pay dividends to shareholders or repurchase stock. Our debt covenants restrict our ability to acquire new businesses or make investments or loans to others. We are also subject to covenants that limit our ability to make capital expenditures, change the business we conduct, or engage in transactions with related parties. In addition, if there is a change of control of our company, we

                                       5
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may be required to repay our debt early. If we breach any of these covenants, the lenders may be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would likely not have funds available to us to pay off the debt, and our secured lenders would be entitled to proceed against any collateral securing their debt.

Our common stock may be delisted from the Nasdaq National Market, which could make it more difficult to buy or sell our common stock, and which would result in our obligation to issue a substantial number of additional shares to the selling shareholders.

Our common stock is currently quoted on the Nasdaq National Market. In order to remain listed on this market, we must meet Nasdaq's listing maintenance standards. If we were unable to meet Nasdaq's standards for any other reason, our common stock could be delisted from the Nasdaq National Market System.

On March 22, 2001, we received a determination letter from Nasdaq indicating that, absent a successful appeal by the Company, our common stock would be removed from listing on the Nasdaq National Market. The determination was based on the failure of our common stock to comply with Nasdaq Marketplace Rule 4450(a)(5), which requires listed stock to maintain a minimum bid price of $1.00. Our common stock has traded below $1.00 since November 7, 2000.

We requested an oral hearing before a Nasdaq Listing Qualifications Panel to appeal the staff's determination to delist us, and that hearing has been set for May 11, 2001. Although there can be no assurance that the panel will grant our request for continued listing, we will have the opportunity to present arguments at the hearing. Nasdaq has advised us that, pending completion of the panel appeal process, our common stock will continue to be listed on the Nasdaq National Market. We must demonstrate our ability to regain compliance with the minimum bid price requirement, as well as demonstrate our ability to sustain long-term compliance with all applicable continued listing requirements. We do not currently know how long the appeal process will last. Consequently, we cannot currently predict when our common stock will be delisted if our appeal is unsuccessful.

We also received a letter from Nasdaq on December 6, 2000, raising concerns about whether we would be able to sustain compliance with the continued listing requirements of the Nasdaq Stock Market as a result of the "going concern" warning that we received from our independent auditors in their last audit report. Nasdaq requested that we provide it with certain information addressing its concerns. We responded to that request in a timely manner, and we have not received further correspondence from Nasdaq regarding our response.

If our common stock were delisted, it would trade on the electronic bulletin board, rather than on either the Nasdaq National Market or Small Cap Market, and the liquidity for our common stock would be adversely affected.

                                       6
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We may not be successful if we fail to manage our growth.

We have experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on our managerial, administrative, financial and operational resources. For example, both our total number of employees and the number of our operating sites nearly doubled as a result of acquiring our European Aerospace Group, which was formed when we acquired Aeromet in July 1998. The size of our European Aerospace Group has caused and will continue to cause it to have a significant impact on our future financial results. We need to be increasingly diligent in our business decisions. To manage our growth effectively, we must continue to improve our operational, accounting, financial and other management processes and systems. Our U.S. operating divisions have had different accounting systems, which we have integrated or are in the process of integrating. We must also continue to attract and retain highly skilled management and technical personnel. If we do not effectively manage these aspects of our growth, we may not succeed.

Our past and possible future acquisition strategy could negatively impact our performance.

We have historically pursued an aggressive acquisition strategy. Although we are currently focusing substantially all of our attention on existing operations and on internal growth, we expect that in the future we may evaluate and pursue potential strategic acquisitions. We have incurred substantial losses as a result of some of our acquisitions and investments, including approximately $33.3 million during the nine months ended February 28, 2001, approximately $4.6 million in fiscal 2000, and approximately $12.7 million in fiscal 1999. We need to better manage our acquisition strategy. This includes accurately assessing the value, strengths and weaknesses of acquisition candidates, as well as successfully implementing necessary changes at newly acquired subsidiaries. In the past, our aggressive acquisition strategy has diverted management attention from our operations, increased borrowings, disrupted product development cycles and diluted earnings per share. If we do not successfully manage future acquisitions, if any, our financial performance could continue to be negatively impacted by acquisitions.

We have experienced asset impairment and may experience additional asset impairment in the future.

We review long-lived assets and intangibles for potential impairment of value whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. An impairment is determined by totaling the estimated net future cash flows derived from the asset and comparing that total to the book value of the asset. When the total of the net future cash flows is lower than the book value, an impairment exists. The amount of the impairment is the difference between the present value of the net future cash flows and the book value of the asset. During the fourth quarter of fiscal 2000, due to continuing losses and continued weakness in our business related to changes in the commercial aerospace and transportation industries, our evaluation resulted in the realization of a $4.6 million impairment of goodwill and a $600,000 property impairment related to our U.S. Aerospace Group. We will continue to evaluate our assets, especially in our aerospace groups, on a quarterly basis until such time as our divisions become consistently profitable. Our future evaluations could result in additional impairment charges, primarily for goodwill and for property and equipment. These

                                       7
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possible impairment charges could be material, as our balance sheet at February
28, 2001 includes approximately $9 million of goodwill and $34 million of property, plant and equipment. Our European Aerospace Group is currently being offered for sale. Although at this time we have not committed to a specific buyer of the group, we have received several bona-fide preliminary indicative offers to purchase the group. If these preliminary offers approximate the final negotiated sales price for the group, the preliminary offers indicate that we have incurred an impairment loss related to goodwill of approximately $25 million. Consequently, for the quarter ended February 28, 2001, we recorded an impairment loss in that amount related to our European Aerospace Group goodwill as well as impairment losses related to other intangibles and property, for a total of approximately $32 million.

We recently concluded that our deferred income tax assets were not sufficiently likely to be realized and needed to be written off.

We review deferred income tax assets for realizability of value quarterly. As a result of continued losses, we have concluded that deferred income tax assets do not meet the accounting requirement of "more likely than not" to be realized and we wrote off $4.8 million of deferred tax assets as of February 28, 2001, resulting in an increase in deferred income tax expense and net loss.

Our European Aerospace Group has had and will continue to have a significant impact on our business.

The acquisition of our European Aerospace Group in 1998 doubled the size of our company. At May 31, 2000, approximately 50% of our assets and approximately 45% of our revenues were associated with our operations in the United Kingdom. It is more difficult for us to manage a business in the United Kingdom than our other businesses, which are located in Washington State. The reasons for the increased difficulty include differences in time, distance, business practices and cultural variations. Our ownership of a business in Europe also subjects us to regulatory, tax, and trade restrictions that we did not previously face. If we retain ownership of our European Aerospace Group and do not effectively manage that group, we may not be successful.

Changes in foreign currency exchange rates could negatively affect our financial position.

Because of our European Aerospace Group, we may decide to engage in hedging transactions to protect against losses caused by changes in the exchange rate between the U.S. dollar and the British pound sterling. However, we have not engaged in hedging transactions to date. Since approximately 50% of our transactions are conducted in foreign currency, the exchange rate risk could be material. For the nine months ended February 28, 2001, we incurred a foreign currency translation loss of approximately $23 million. Even if we were to engage in hedging transactions, they may not completely offset any such losses. Our European Aerospace Group has a few contracts that are in European currencies other than British pounds sterling, or in U.S. dollars. We believe that the conversion of European currencies to the Euro will not have a material adverse effect on the European Aerospace Group's business or financial condition.

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Future issuances or resales of a significant number of shares of our common stock could negatively affect the market price of our stock.

Sales of a significant number of shares of common stock in the public market or the prospect of such sales could adversely affect the market price of our common stock. This offering covers the resale by the selling shareholders of up to 4,036,978 shares of common stock. As of March 28, 2001, we have also reserved 2,295,000 common shares for issuance under our publicly traded warrants with an exercise price of $4.6875 per share, 3,387,948 common shares for issuance under options outstanding under our two stock incentive plans, with exercise prices ranging from $.4375 to $4.687 per share, 129,137 common shares for issuance under options outstanding under our independent director stock plan, with exercise prices ranging from $.9219 to $1.90 per share, and 1,302,759 common shares for issuance under other warrants, with exercise prices ranging from $1.7688 to $9.50 per share. We have an obligation to issue warrants to purchase up to 692,074 shares of common stock at an exercise price of $.4062 to the placement agent in connection with our March 1, 2001 18% senior secured loan.
We also have an employee stock purchase plan permitting employees to purchase shares of common stock using payroll deductions. Shares issued upon exercise of our outstanding warrants or options or pursuant to the employee stock purchase plan would be available for resale in the public markets, subject in some cases to volume and other limitations and subject, in some cases to the filing and effectiveness of registration statements that we are obligated to file. Any future issuance of a significant number of common shares, or any future resales by the holders of a significant number of common shares, or the prospect of such issuances or resales, could negatively affect the market price of our common stock.

We depend on some significant customers continuing to purchase our products, and our revenues will decline significantly if we cannot keep or replace these customers.

We do not have long-term contracts with most of our major customers, and our long-term contracts generally permit the customer to cancel their orders. We depend on our customers continuing to place orders for our products. Our top ten customers in terms of revenues during fiscal 2000 together accounted for approximately 46% of our revenues for that year, and no other customer accounted for more than 2% of our revenues. Only the top four customers individually accounted for 5% or more of our revenues, with The Boeing Company at approximately 10%, Rolls-Royce plc at approximately 7%, PACCAR, Inc. at approximately 6%, and Aeronautical Macchi Manufacturing Corporation (Aermacchi) at approximately 5%. We produce machined and cast metal aircraft components for Boeing, Rolls-Royce and Aermacchi, and cast metal heavy trucking components for PACCAR. Because of the relatively small number of customers for most of our products, our largest customers can influence product pricing and other terms of trade. If we were to lose any of our largest customers, or if they reduced or canceled orders, our business and financial performance could be harmed.


We operate in industries that are subject to cyclical downturns that could adversely affect our revenues.

We operate in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions, and past recessions have adversely

                                       9
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affected these industries. In past years, a number of factors have adversely affected the aerospace industry, including increased fuel and labor costs, and intense price competition. Recently, the commercial aircraft industry experienced a downturn in the rate of its growth due to changing economic conditions and as a result of the ongoing financial crisis in Asia, which caused reductions in production rates for some commercial airline programs. The major aircraft manufacturers responded, in part, by significantly decreasing their inventory levels. Although very recently the aerospace industry seems to have been experiencing better results, we have not yet benefited from the improvements. Additional cancellations or delays in aircraft orders from customers of Boeing or Airbus could reduce demand for our products and could have a material adverse effect on our business and financial performance. Cyclical factors and general economic conditions could lead to a downturn in demand for our core products and decrease our revenues.

We may fail to retain our key management and technical personnel, which could negatively affect our business.

We believe that our ability to successfully implement our business strategy and to operate profitably depends significantly on the continued employment of our senior management team, led by our president, Donald A. Wright, and our ability to retain and hire engineers and technical personnel with experience in the aerospace and electronics industries. We have key man life insurance policies on the life of Mr. Wright totaling $8 million. We also have an employment agreement with Mr. Wright and several other senior managers. However, our business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant engineers or technical personnel become unable or unwilling to continue in their present employment. Our growth and future success will depend in large part on our ability to retain and attract additional board members, senior managers and highly skilled technical personnel with experience in the aerospace and electronics industries. Because our U.S. operations are not located in a large metropolitan area, we may face more difficulty in acquiring and retaining key management and technical personnel than our competitors in major cities. Competition for such individuals is intense, and we may not be successful in attracting and retaining them, which could interfere with our ability to manage our business profitably.

We may not be able to convert all of our backlog into revenue.

We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Historically, we have not experienced a large number of significant order cancellations. However, from time to time, customers cancel orders as a result of a program being cancelled or for other reasons. As of May 31, 2000, we had purchase orders and contractual arrangements evidencing anticipated future deliveries, which we treat as backlog, through fiscal year 2002 of approximately $80 million. We expect to deliver approximately $70 million of this backlog in fiscal year 2001. We may not be able to complete all of that backlog and book it as net sales, if we experience cancellations of pending contracts or terminations or reductions of contracts in progress.

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If we do not adapt to technological change and develop new products, we could lose customers and our revenues could decline.

The market for our products in both the aerospace and the electronics industries is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. Other companies that manufacture components for the aerospace and electronics industries from time to time may announce new products, enhancements, or technologies that have the potential to replace or render our existing products obsolete. Our success will depend on our ability to enhance our current products and develop new products to meet changing customer needs, and achieve market acceptance of those products. We view our proprietary technology and our level of technological development as our primary strengths. Because most of our research and development efforts are funded by customers, it will be essential for us to continue to respond effectively to our customers' needs. We will also need to anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis. If we do not adequately respond to these changes, we could lose customers and our revenues could decline.

Our markets are highly competitive, and our competitors' strengths may prevent us from executing our business strategy.

We have substantial competition in many of the markets that we serve. In the electronics markets, our competitors are generally larger than we are. In the aerospace market, we compete with both regional machine shops and forming business and offshore foundries, which tend to have lower costs. Many of these competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than we have, and they represent substantial long-term competition for us. We believe that our manufacturing processes, proprietary technologies and experience provide significant advantages to our customers. These advantages include high quality, more complete solutions, competitive prices, and physical properties that meet stringent demands. However, competitors can use alternative forms of manufacturing to produce many of the components and products that we make.
These competing products could be of the same or better quality and price as those we produce. We expect our competitors to continue making new developments, and they could develop products that customers view as more effective or more economical than our products. In addition, our competitors may introduce automation processes and robotics systems that could lower their costs of production substantially. If we are not able to compete successfully against current and future competitors, and respond appropriately to changes in industry standards, our business could be seriously harmed.

If we cannot obtain raw materials when needed and at a reasonable cost, we could have difficulty producing cost-effective products and delivering them on time.

Our European Aerospace Group obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 65 weeks in ordering and obtaining titanium. While the European Aerospace Group generally has managed the ordering process to obtain titanium when needed, a labor strike at the supplier negatively affected the group's ability to obtain timely

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deliveries of titanium during fiscal 1999 and into the 2000 fiscal year.
Although the shortage of titanium did not have a material adverse effect on our European Aerospace Group's business or on our overall financial condition, we lost some business due to customers' dual sourcing contracts, and some customer orders that were expected to be delivered in fiscal 1999 were delayed into fiscal 2000 and 2001. The effect of the strike emphasizes the fact that a failure to obtain titanium or other raw materials when we need them, or significant cost increases imposed by suppliers of raw materials such as titanium or aluminum, could damage our business and financial performance. We generally have readily available sources of all raw materials and supplies we need to manufacture our products and, where possible, we maintain alternate sources of supply. However, we do not have fixed price contracts or arrangements for all of the raw materials and other supplies we purchase. We have experienced in the past shortages of, or price increases for, raw materials and supplies, and shortages or price increases may occur again in the future. Our current cash shortage has resulted in our deliberate efforts to reduce inventories. Reduced inventories could result in even greater raw material shortages in the future. Future shortages or price fluctuations could have a material adverse effect on our ability to manufacture and sell our products in a timely and cost-effective manner.

We need to protect our intellectual property and proprietary rights, and protection may be costly and not always available.

Significant aspects of our business depend on proprietary processes, know-how and other technology that are not subject to patent protection. We rely on a combination of trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection to protect our proprietary technology. However, our competitors may still develop or utilize technology that is the same as or similar to our proprietary technology.

We have 30 U.S. patents, 6 U.S. patent applications pending (including 3 allowed applications), 1 PCT International patent applications pending, 7 patent applications pending in non-U.S. jurisdictions, and 1 European patent enforceable in the U.K. We can provide no assurance that any of the patent applications will result in issued patents, that existing patents or any future patents will give us any competitive advantages for our products or technology, or that, if challenged, these patents will be held valid and enforceable. Most of our issued patents expire at various times over the next 15 years, with 13 patents expiring over the next four years. These 13 patents, as well as six other patents that recently expired, relate to products manufactured by our U.S. Electronics Group and constituted approximately 0.9% of our consolidated revenue in fiscal 2000. Although we believe that the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely, our competitors may be able to design competing products using the same or similar technology after these patents have expired.

Despite the precautions we have taken, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws give only limited protection with respect to such actions, and policing violations of these laws is difficult. The laws of other countries in which our products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States. We could be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Infringement claims could require us to license the intellectual property rights of third parties, but licenses may not be available on reasonable terms, or at all.

We could be subject to product liability claims and lawsuits for harm caused by our products.

Many of our customers use our products for applications such as aircraft, satellites, heavy trucks and other uses in which failure could have serious consequences. We maintain product liability insurance with a maximum coverage of $2 million. However, this insurance may not be sufficient to cover any claims that may arise. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business and financial performance.

We must comply with environmental laws, and any failure to do so could subject us to claims or regulatory action.

Our facilities are subject to regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters. A number of the metals, chemicals and other materials used in and resulting from our manufacturing processes are classified as hazardous substances and hazardous wastes. If we do not meet permitting and other requirements of applicable environmental laws, we could be liable for damages and for the costs of remedial actions. We could also be subject to fines or other penalties, including revocation of permits needed to conduct our business. Any permit revocation could require us to cease or limit production at one or more of our facilities, which could damage our business and financial performance. We have an ongoing program of monitoring and addressing environmental matters, and from time to time in the ordinary course of business we are required to address minor issues of noncompliance at our operating sites. From time to time, we identify operations or processes that lack required permits or otherwise are not in full compliance with applicable environmental laws. Although we believe these items have not been material to date, we maintain an environmental compliance team, and our policy is to take steps promptly to remedy any noncompliance.

We have a policy of obtaining environmental assessment reports in connection with the acquisition of properties at which we believe historical operations could have caused adverse environmental conditions. We are not aware of any historical contamination on our properties or involving neighboring activities, except that we currently lease property in Tacoma, Washington that is located within a superfund site that has been the subject of regulatory action for several years. We have not been named as a potentially liable party for contamination associated with this superfund site, and we have no reason to believe that we will be so named.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to our properties even if we fully comply with these laws. In addition, we utilize facilities that are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties we currently own, and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

As a U.S. Government contractor or subcontractor, if we do not comply with federal laws and regulations we could lose those contracts and incur penalties.

We manufacture some of our products under contracts with the United States government. We manufacture other products under contracts with private third parties who utilize our products to satisfy United States government contracts to which they are a party. Federal acquisition regulations and other federal regulations govern these relationships. Some of these regulations relate specifically to the seller-purchaser relationship with the government, such as the bidding and pricing rules. Under regulations of this type, we must observe pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. Other regulations relate to the conduct of our business generally, such as regulations and standards established by the Occupational Safety and Health Act or similar state laws and relating to employee health and safety. In particular, regulations governing these contracts require that we comply with federal laws and regulations, in general, or face civil liability, cancellation or suspension of existing contracts, or ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. In addition, loss of governmental certification (that we are eligible for government contracted work) could cause some of our customers, including customers in the defense industry, to reduce or curtail their purchases from us, which could harm our business.

We have not identified any noncompliance with federal regulations affecting these government contracts that would be material. We have identified conditions that require attention or action. For example, as part of our environmental compliance team efforts discussed in the previous section, we determined that our written policies and training programs relating to employee health and safety matters at several of our facilities required updating and revision to ensure consistency among our United States subsidiaries and compliance with applicable regulations. We are currently updating and implementing these written policies and training programs. These actions are being taken to ensure compliance with applicable laws, and not in response to any violations identified by regulatory agencies.

                                  OUR BUSINESS

Pacific Aerospace is an engineering and manufacturing company with operations in the United States and the United Kingdom. We design, manufacture and sell components and subassemblies used in technically demanding environments. Products that we produce primarily for the aerospace and transportation industries include machined, cast, and formed metal parts and subassemblies, using aluminum, titanium, magnesium, and other metals. Products that we produce primarily for the defense, electronics, telecommunications and medical industries include components such as hermetically sealed electrical connectors and instrument packages, and ceramic capacitors, filters and feedthroughs. Our customers include global leaders in all of these industries. We are organized into three operational groups: U.S. Aerospace, U.S. Electronics, and European Aerospace.

For our fiscal year ended May 31, 2000, we had net sales of approximately $113 million, with the European Aerospace Group contributing approximately $57 million in net sales. On October 31, 2000, we announced our intention to sell our European Aerospace Group in order to reduce our outstanding 11 1/4% senior subordinated notes. As of May 31, 2000, we had approximately $64 million in principal amount of 11 1/4% senior subordinated notes outstanding. Because we are in the process of seeking buyers for our European Aerospace Group, we do not know whether we will be successful in selling that group and, if successful, we do not know the amount of net proceeds that would be available to reduce our 11 1/4% senior subordinated notes or our approximately $13.8 million of 18% senior secured notes. We are required to pay our senior secured lenders at least $7.5 million upon the sale of our European Aerospace Group. If, at such time as we have committed to a formal plan of disposition of the European Aerospace Group, any impairment of the assets of that group can be reasonably determined, we will record any such impairment loss in our consolidated financial statements. Although at this time we have not committed to a specific buyer of the group, we have received several bona-fide preliminary indicative offers to purchase the group. If these preliminary offers approximate the final negotiated sales price for the group, the preliminary offers indicate that we have incurred an impairment loss related to goodwill of approximately $25 million. Consequently, for the quarter ended February 28, 2001, we recorded an impairment loss in that amount related to our European Aerospace Group goodwill, as well as impairment losses related to other intangibles and property, for a total of approximately $32 million.

                              RECENT DEVELOPMENTS

18% Senior Secured Loan

On March 1, 2001, we borrowed approximately $13.8 million from four institutional lenders. The loan bears interest at 18% per annum, payable quarterly, and has a two-year term. We have the right to defer and accrue a portion of the interest on the loan, up to 1 1/4% per quarter, for up to a year at the time of any interest payment. The loan is secured by our assets, the assets of our United States subsidiaries, and other intangibles. We have used approximately $9.5 million of the proceeds from the loan to repay our revolving line of credit in the U.S. and to pay the interest payment on our 11 1/4% senior subordinated notes that was due on February 1, 2001. The remaining portion of the proceeds from the secured loans has been or will be used to repay other indebtedness, to pay the costs related to the loan transaction, and for general corporate purposes. In connection with the secured loan, we issued warrants to purchase an aggregate of 4,036,978 shares of our common stock at an exercise price of $.001 per share to the lenders. The value of these warrants using the Black Scholes valuation model is $1.6 million at March 1, 2001, and will be amortized over the loan term as interest expense, using the straight line method of amortization. This prospectus relates to the resale of the foregoing shares issuable to our senior secured lenders. In addition, we paid a commission of approximately $415,000 to the placement agent that represented us in the transaction, and we also have an obligation to issue warrants to purchase up to 692,074 shares of our common stock to the placement agent, at an exercise price of $.4062 per share.

Nasdaq

On March 22, 2001 the we received a determination letter from Nasdaq indicating that, absent a successful appeal by the Company, our common stock would be removed from listing on the Nasdaq National Market. The determination was based on the failure of our common stock to comply with Nasdaq Marketplace Rule 4450(a)(5), which requires listed stock to maintain a minimum bid price of $1.00. Our common stock has traded below $1.00 since November 7, 2000.

We requested an oral hearing before a Nasdaq Listing Qualifications Panel to appeal the staff determination, and that hearing has been set for May 11, 2001. Although there can be no assurance that the panel will grant our request for continued listing, we will have the opportunity to present arguments at the hearing. We must demonstrate our ability to regain compliance with the minimum bid price requirement, as well as demonstrate our ability to sustain long-term compliance with all applicable continued listing requirements. Nasdaq has advised us that, pending completion of the panel appeal process, our common stock will continue to be listed on the Nasdaq National Market. We do not currently know how long the appeal process will last. Consequently, we cannot currently predict when our common stock will be delisted if our appeal is unsuccessful.

Restructuring of Operations

On March 30, 2001, we announced that we are putting in place a plan to restructure our operations. In connection with the plan, our European Aerospace Group is for sale, and we recently closed an unprofitable foundry in Tacoma, Washington. We are also in the process of downsizing our U.S. Aerospace Group's Engineering & Fabrication Division by closing our fabrication facilities in Sedro-Woolley, Washington and selling assets related to the fabrication business. The downsizing of the fabrication operations began in March 2001, and we expect to complete it by Summer 2001. We will continue to strengthen and support our core electronics, engineering and aerospace machining operations.

                     INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our annual report on Form 10-K for the year ended May 31, 2000, filed on August 28, 2000, our first amended annual report on Form 10-K/A filed on October 13, 2000, our second amended annual report on Form 10-K/A filed on January 18, 2001, and our third amended annual report on Form 10-K/A filed on January 31, 2001;

     2. Our amended current report on Form 8-K/A filed on July 13, 2000, and our second amended current report on Form 8-K/A filed on January 17, 2001;

     3.   Our current report on Form 8-K filed on August 8, 2000;

     4.   Our definitive proxy statement filed on September 7, 2000;

     5. Our quarterly report on Form 10-Q for the quarter ended August 31, 2000, filed on October 12, 2000, and our amended quarterly report on Form 10-Q/A filed on January 18, 2001;

     6. Our quarterly report on Form 10-Q for the quarter ended November 30, 2000, filed on January 12, 2001, and our amended quarterly report on Form 10-Q/A filed on January 31, 2001;

     7. Our amended quarterly report on Form 10-Q/A for the quarter ended February 29, 2000, filed on January 26, 2001;

     8.   Our current report on Form 8-K filed on February 9, 2001;

     9.   Our current report on Form 8-K filed on February 21, 2001;

    10.   Our current report on Form 8-K filed on March 7, 2001;

    11.   Our current report on form 8-K filed on March 26, 2001;

    12.   Our current report on Form 8-K filed on April 2, 2001; and

    13. The description of our common stock set forth in our registration statement on Form 8-B as filed with the SEC on February 6, 1997.

You may request free copies of these filings by writing or telephoning us at the following address: Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, Attention: Mr. Tom Barrows, Investor Relations, (509) 667-9600.

The information relating to Pacific Aerospace contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

                             AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

                              SELLING SHAREHOLDERS

Shares Offered by the Selling Shareholders. The selling shareholders identified in the prospectus are offering up to an aggregate of 4,036,978 shares of common stock pursuant to this prospectus. These shares are issuable upon conversion of warrants issued to the selling shareholders in a private placement that closed on March 1, 2001. The warrants have a conversion price of $.001 per share.

The private placement was made pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act based on the sale to accredited investors in a private transaction with the purchasers acknowledging that the securities cannot be resold unless registered or exempt from registration under the securities laws. In the private placement, we agreed with the investors to file the registration statement of which this prospectus is a part to register the shares for resale in the U.S.

We have filed this prospectus and the related registration statement with the SEC to allow the selling shareholders to resell the common stock to third parties according to the plan of distribution described in this prospectus. See "Plan of Distribution."

Description of March 2001 Private Placement. On March 1, 2001, we borrowed approximately $13.8 million from four lenders: B III Capital Partners, L.P., B III-A Capital Partners, L.P., DDJ Canadian High Yield Fund and State Street Bank & Trust, as Custodian for General Motors Employees Global Group Pension Trust. In connection with the secured loan, we issued warrants to purchase an aggregate of 4,036,978 shares of common stock with an exercise price of $.001 per share to the four lenders as an incentive for them to make the loan. The warrants are exercisable through March 1, 2006 and contain weighted average anti-dilution protection in the event we issue equity securities at a price less than market price determined in the manner set forth in the Warrant Agreement. DDJ Capital Management, LLC, serves as the investment advisor to each such entity and, accordingly, may be deemed the beneficial owner of the shares of common stock underlying the warrants received by the lenders. The terms of the transaction, including the terms of the warrants, were determined by arms length negotiations between Pacific Aerospace and the lenders. We also paid a commission of approximately $415,000 to the placement agent that represented us in the transaction, and we also have an obligation to issue warrants to purchase up to 692,074 shares of our common stock to the placement agent, at an exercise price of $.4062 per share. We used approximately $9.5 million of the loan to repay our revolving line of credit in the U.S. and to pay the interest payment on our 11 1/4% senior subordinated notes that was due on February 1, 2001. The remainder of the proceeds were used to replace our line of credit in the United Kingdom, to pay costs of the secured loan transaction and to provide working capital. The transaction documents also provided that Pacific Aerospace would file a registration statement registering the shares of common stock underlying the warrants issued to the lenders within 30 days following the closing of the loan.

The lenders may exercise the warrants at any time for the exercise price of $.001 per share, whereupon they will receive up to an aggregate amount of 4,036,978 shares of common stock of the Company, which are the shares covered by this prospectus.

Information Regarding the Selling Shareholders. None of the selling shareholders have held any positions or offices or have had any other material relationships with Pacific Aerospace or any of its affiliates within the past three years prior to becoming our senior secured lender.

The following table sets forth information as of March 28, 2001, to the best of our knowledge, regarding the ownership of common stock by the selling shareholders and as adjusted to give effect to the sale of the shares offered by this prospectus.



                                                                    Shares Beneficially Owned
                                                                  After Offering if All Shares
                                      Shares                               Offered by
                                   Beneficially                     this Prospectus are Sold
                                  Owned Prior to   Shares Being   -----------------------------
Selling Shareholder                  Offering        Offered         Shares           Percent
-------------------               --------------   ------------   ------------      -----------
DDJ Capital Management, LLC(1)      4,036,978       4,036,978              0             *

___________________
 *   Less than 1% beneficial ownership.

(1) DDJ Capital Management, LLC serves as the investment adviser to each of (i) B III Capital Partners, L.P., (ii) B III-A Capital Partners, L.P., (iii) DDJ Canadian High Yield Fund, and (iv) State Street Bank and Trust, as Custodian for General Motors Employees Global Group Pension Trust. As such DDJ Capital Management, LLC may be deemed to be the beneficial owner of the 4,036,978 shares of common stock underlying warrants received by these four institutional investors in a private placement. As of March 28, 2001, B III Capital Partners L.P. owned warrants to purchase 1,883,923 shares of common stock (4.4%), B III-A Capital Partners, L.P. owned warrants to purchase 807,396 shares of common stock (1.9%); DDJ Canadian High Yield Fund owned warrants to purchase 538,263 shares of common stock (1.3%); and the General Motors Employees Global Group Pension Trust owned warrants to purchase 807,396 shares of common stock (1.9%). Each of the four institutional investors may be a selling shareholder under this prospectus.

                              PLAN OF DISTRIBUTION

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e)  privately negotiated transactions;

(f)  short sales;

(g) through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h) through the distribution of the securities by any selling shareholder to its partners, members or stockholders;

(i) one or more underwritten offerings on a firm commitment or best efforts basis; or

(j)  any combination of any of these methods of sale.

The selling shareholders may also transfer the securities by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus. Rule 144 would be available to the selling shareholders after they have had a holding period of one year for the securities. After the one-year holding period is satisfied, each selling shareholder could sell common stock in market transactions, subject to a limit during any three-month period of the greater of 1% of our outstanding common stock or the average weekly trading volume of our common stock calculated pursuant to Rule 144. After a selling shareholder has a two-year holding period for the securities, if the selling shareholder is not a controlling person of our company, the selling shareholder could resell shares of our common stock without restriction.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder's securities offered under this prospectus will decrease as and when it takes any of these actions. The plan of distribution for that selling shareholder's securities will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling shareholders' securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered under this prospectus.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling shareholders against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act, as amended.

The securities offered pursuant to this prospectus were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the later of March 1, 2003 and the date that is three months after the date on which a selling shareholder ceases to be an affiliate Pacific Aerospace. We have agreed to pay all fees and expenses incident to the registration of the shares, including the fees and expenses of counsel to the selling shareholders.

We will not receive any proceeds from sales of any securities by the selling shareholders.

We cannot assure you that the selling shareholders will sell all or any portion of the securities offered pursuant to this prospectus.

                                    EXPERTS

The consolidated financial statements of Pacific Aerospace & Electronics, Inc. as of May 31, 1999 and 2000 and for each of the years in the three-year period ended May 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and therein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP contained in our annual report on Form 10-K/A for the year ended May 31, 2000, contains an explanatory paragraph that states that Pacific Aerospace's recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                 LEGAL MATTERS

The validity of the issuance of the shares offered by this prospectus has been passed upon for Pacific Aerospace by Sheryl A. Symonds, Esq., Vice President Administration and General Counsel of Pacific Aerospace. As of April 2, 2001, Ms. Symonds owned 7,343 shares of our common stock and had options to acquire an additional 260,000 shares and public warrants to purchase 500 shares of common stock.

                                                   PACIFIC AEROSPACE &
This prospectus does not constitute an              ELECTRONICS, INC.
offer to sell or a solicitation of an
offer to buy the shares:
                                                    4,036,978 Shares
  .  in any jurisdiction in which such
     offer to sell or solicitation is                      of
     not unauthorized;
                                                      Common Stock
  .  in any jurisdiction in which the              __________________
     person making such offer or
     solicitation is not qualified to do               PROSPECTUS
     so; or
                                                   __________________
  .  to any person to whom it is
     unlawful to make such offer or
     solicitation.                                    April 6, 2001